Contact

www.linkedin.com/in/jon-
gabayzadeh-5318a6224 (LinkedIn)

Jon Gabayzadeh

Co-founder Simply Eggless, Inc, Co-founder Tally Foods, Inc
New York City Metropolitan Area

Experience

Tally Foods Inc.
Co-Founder
January 2023 - Present (5 months)

Simply Eggless
Chief Executive Officer
January 2019 - Present (4 years 5 months)
New York, United States

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